

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Michael D. Pruitt
Chief Executive Officer
Amergent Hospitality Group, Inc
7621 Little Avenue
Suite 414
Charlotte, NC

> **Re: Amergent Hospitality Group, Inc**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed June 23, 2020**
> **File No. 000-56160**

Dear Mr. Pruitt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

Amendment No. 2 to Registration Statement on Form 10-12G, filed June 23, 2020

Item 1. Business
Overview, page 15

1. We note your response to comment 5 and your amended disclosure on page 15, but the amended disclosure is not fully responsive to our comment. Please amend your disclosure to describe the amount of control you have in the daily operations of your franchisees, including the "certain operational and certification requirements" required of your franchisees by the franchise agreements.

2. We note your response to comment 6 that "[t]here are no longer any arrangements whereby net income is allocated 80%/20% after the investor's recoupment of the initial

investment," and it appears that you have removed references to this arrangement from your description of business. Nevertheless, it appears that Note 17 on page F-58 still references these arrangements. For consistency, please remove the references to these arrangements from your filing, or tell us why you reference the same in the note.

Critical Accounting Policies
Goodwill and Intangible Assets, page 41

3.   We note your disclosure that, given the impairment charge on Hooters in 2019 and "the substantial excess of book value of the Company's remaining reporting unit over its estimated fair value as of March 31, 2020, the Company does not anticipate further impairment of goodwill in the near-term." This disclosure appears inconsistent with the disclosure that "the assigned goodwill exceeded its book value by approximately $2,400,000," and the disclosure on page 42 that "the fair value of your remaining reporting unit with assigned goodwill was substantially in excess of its carrying value." Please revise to clarify.

You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ruba Qashu